SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       --------------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)

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                           DEKALB GENETICS CORPORATION
                                (Name of Issuer)

                       --------------------------------------

                      CLASS A COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                       --------------------------------------

                                    244878 10 4
                      (Cusip Number of Class of Securities)

                       --------------------------------------

                              Barbara L. Blackford
                 Associate General Counsel and Assistant Secretary
                                Monsanto Company
                          800 North Lindbergh Boulevard
                            St. Louis, Missouri 63167
                             Telephone: 314-694-1000

              (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                       --------------------------------------

                                    Copy to:

                               Richard D. Katcher
                                  David M. Silk
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                          New York, New York 10019-6150
                             Telephone: 212-403-1000

                                   May 8, 1998
              (Date of Event Which Requires Filing of this Statement)


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----------------------------------------------------
Cusip No. 244878 10 4 (for the Class A Common Stock)

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  1   Name of Reporting Person
          I.R.S. Identification No. of above Persons (Entities Only)
          Monsanto Company
          43-0420020
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  2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a) [ ]
                                                                  (b) [ ]
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  3   SEC Use Only
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  4   Source of Funds
          WC
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  5       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                          [ ]
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  6   Citizenship or Place of Organization
          Delaware
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    NUMBER OF        7  Sole Voting Power
      SHARES                485,442 Class A Shares
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY       8  Shared Voting Power
       EACH                 2,671,650 Class A Shares
    REPORTING      -------------------------------------------------------------
   PERSON WITH      9  Sole Dispositive Power
                            485,442 Class A Shares
                   -------------------------------------------------------------
                   10  Shared Dispositive Power
                            2,671,650 Class A Shares
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 11   Aggregate Amount Beneficially Owned by Each Reporting Person
          3,157,092 Class A Shares
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 12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [X]*
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 13   Percent of Class Represented by Amount in Row (11)
          67.9 Class A Shares**
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 14   Type of Reporting Person
          CO
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*  Excludes an aggregate of 100,380 shares of Class A Common Stock purchasable upon exercise of options held by Douglas C. Roberts, Virginia R. Holt, and John T. Roberts
** The Class A Common Stock is convertible into Class B Common Stock of the
   Issuer on a share-for-share basis.


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      This Amendment No. 4 amends the Schedule 13D filed by Monsanto Company
("Monsanto") with the Securities and Exchange Commission on February 7, 1996.

      On May 11, 1998, Monsanto announced that it has entered into an Agreement and Plan of Merger, dated as of May 8, 1998 (the "Merger Agreement"), among Monsanto, Corn Acquisition Corporation, a wholly owned subsidiary of Monsanto ("Sub"), and DEKALB Genetics Corporation ("Dekalb").

     Pursuant to the terms of the Merger Agreement, Sub will commence a tender offer (the "Offer") to acquire all of the Class A Common Stock, without par value ("Class A Common Stock") and all of the Class B Common Stock, without par value (the "Class B Common Stock") of Dekalb for $100 per share (as such price may be increased, the "Offer Price"), to be followed by a merger in which any remaining stock of Dekalb will be exchanged for cash at the same per share price paid in the Offer. If shares are not accepted for purchase pursuant to the Offer on or prior to May 9, 1999, the Offer Price will be increased by $0.50 per share on the tenth day of each month until shares are so accepted, beginning with May 10, 1999, unless the Offer is earlier terminated in accordance with its terms. If shares are accepted for purchase pursuant to the Offer on or prior to May 9, 1999, the total cost to Monsanto of the acquisition of all of the shares of DEKALB (including the acquisition in 1996 of the shares that it currently owns) will be approximately $2.5 billion.

      The Offer will be conditioned upon, among other things, there having been validly tendered and not withdrawn such number of shares of Class A Common Stock (together with the shares of Class A Common Stock then held by Monsanto or any of its controlled subsidiaries) that would constitute a majority of the outstanding shares of Class A Common Stock (assuming the exercise of all options to purchase, and the conversion or exchange of all securities convertible or exchangeable into, shares of Class A Common Stock) outstanding at the expiration date of the Offer, as well as the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     Concurrently with the execution of the Merger Agreement, Monsanto entered into a Stockholders Agreement (the "Stockholders Agreement") with the voting trustees (the "Voting Trustees") under the Roberts Family Voting Trust Agreement, dated January 31, 1996 (the "Voting Trust Agreement") and the registered holders (the "Registered Holders") of trust certificates pursuant to the Voting Trust Agreement. Pursuant to the Stockholders Agreement, such Voting Trustees and Registered Holders have agreed, among other things, to tender, in accordance with the terms of the Offer, and not withdraw, subject to the terms of the Stockholders Agreement, all of the 2,671,650 Shares of Class A Common Stock held of record by the Voting Trustees pursuant to the Voting Trust Agreement (the "Family Shares"). The Family Shares represent approximately 57% of the outstanding shares of Class A Common Stock. The Family Shares and the shares of Class A Common Stock owned by Monsanto represent approximately 44% of the outstanding shares of Class A Common Stock on a fully diluted basis (assuming exercise of all options and other rights to purchase such shares). Pursuant to the Merger Agreement, in connection with the consummation of the Offer, all such options to


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


purchase Shares of Class A Common Stock will become fully vested and exercisable, and upon consummation of the Offer such options will be cancelled and the holders thereof will be paid, in respect of each such option, the excess of the Offer Price over the exercise price related thereto, minus any applicable taxes required to be withheld in connection therewith. Pursuant to the Stockholders Agreement, the Voting Trustees have also granted Monsanto an irrevocable proxy to vote the Family Shares in favor of the Merger.

     Douglas C. Roberts, Virginia R. Holt and John T. Roberts, who are among the signatories to the Stockholders Agreement, have also agreed pursuant to the Stockholders Agreement promptly to deposit in the voting trust created pursuant to the Voting Trust Agreement any shares of Class A Common Stock purchased upon exercise of the 36,000, 16,247 and 48,133 options held by them, respectively. Monsanto disclaims beneficial ownership of these shares.

      Monsanto currently expects to obtain funds to consummate the Offer and the Merger from working capital, by borrowing on an unsecured basis, by the issuance of commercial paper, from other sources which might be available to Monsanto, or under some combination of the foregoing. The Offer is not conditioned on obtaining financing.

      The foregoing is qualified in its entirely by reference to the copies of the Merger Agreement and the Stockholders Agreement which are filed herewith and incorporated herein by reference.




























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


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 11, 1998

                                MONSANTO COMPANY

                                 By:  /s/  Barbara L. Blackford
                                      Name:  Barbara L. Blackford
                                      Title: Associate General Counsel and
                                             Assistant Secretary






































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


                                  EXHIBIT INDEX

Exhibit No.                                                         Page Number
-----------                                                         -----------

    1           Agreement and Plan of Merger, dated as of May 8,
                1998, among Monsanto Company, Corn Acquisition
                Corporation, and DEKALB Genetics Corporation.

    2 Stockholders Agreement, dated as of May 8, 1998, among Monsanto Company, and the voting trustees, individually and in his or her capacity as such voting trustee, and the registered holders of voting trust certificates, individually and in his or her capacity as such registered holder, under that certain Roberts Family Voting Trust Agreement, dated as of January 31, 1996, relating to shares of Class A Common Stock of DEKALB Genetics Corporation.


































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